As filed with the Securities and Exchange Commission on August 8, 2008

Registration No. 333-97133

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

POST-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

NIS GROUP KABUSHIKI KAISHA

(Exact name of issuer of deposited securities as specified in its charter)

NIS GROUP CO., LTD.

(formerly known as NISSIN CO., LTD.)

 (Translation of issuer's name into English)

JAPAN

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[X] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the Form of Amended and Restated Deposit Agreement filed as Exhibit 1 to this Post-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.  Name and address of depositary

Introductory Article

2.  Title of American Depositary Receipts and identity of

Face of Receipt, top center

deposited securities

Terms of Deposit:

(i)  The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)  The procedure for voting, if any, the deposited

Articles number 15, 16 and 18

securities

(iii)  The collection and distribution of dividends

Articles number 4, 12, 13, 15 and 18

(iv)  The transmission of notices, reports and proxy

Articles number 11, 15, 16, and 18

soliciting material

(v)  The sale or exercise of rights

Articles number 13, 14, 15, and 18

(vi)  The deposit or sale of securities resulting from

Articles number 12, 13, 15, 17

dividends, splits or plans of reorganization

and 18

(vii)  Amendment, extension or termination of the

Articles number 20 and 21

deposit agreement

(viii)  Rights of holders of Receipts to inspect the

Article number 11

transfer books of the depositary and the list of

holders of Receipts

(ix)  Restrictions upon the right to deposit of

Articles number 2, 3, 4, 5, 6, 8 and

withdraw the underlying securities

22

(x)  Limitation upon the liability of the depositary

Articles number 14, 18, 19 and 21

3.  Fees and Charges

Articles number 7 and 8

Item – 2.

Available Information

Public reports furnished by issuer

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of August 1, 2002, as amended and restated as of ____________, 2008, among NIS Group Co., Ltd., The Bank of New York Mellon as Depositary, and all Owners and Beneficial Owners from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Form of Letter Agreement among NIS Group Co., Ltd. and The Bank of New York Mellon relating to pre-release activities. – Previously Filed.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. – See (a) and (b) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Previously Filed.

e.

Certification under Rule 466. – Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, August 8, 2008.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Common Shares of NIS Group Co., Ltd.

By:

The Bank of New York Mellon,
 As Depositary

By:  /s/ Joanne F. DiGiovanni

Name:  Joanne F. DiGiovanni

Title:    Vice President

Pursuant to the requirements of the Securities Act of 1933, NIS Group Co., Ltd. has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Tokyo, Japan on August 8, 2008.

NIS GROUP CO., LTD.

By:  /s/ Hidetoshi Sawamura
Name:  Hidetoshi Sawamura
Title:    Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on August 8, 2008.

/s/ Kunihiko Sakioka

Name:

Kunihiko Sakioka

President and Representative Director (Principal Executive Officer)

/s/ Masayuki Yasuoka

Name:

Masayuki Yasuoka

Chairman of the Board - Director

/s/ Toshioki Otani

Name:

Toshioki Otani

Senior Executive Director

/s/ Akihiro Nojiri

Name:

Akihiro Nojiri

Senior Executive Director (Principal Accounting Officer and

Principal Financial Officer)

/s/ Yunwei Chen

Name:

Yunwei Chen

Senior Executive Director

/s/ Katsutoshi Shimizu

Name:

Katsutoshi Shimizu

Executive Director

________________________________

Name:  Steven Schneider

Director

________________________________

Name:  Jun Tsusaka

Director

________________________________

Name:  Akio Ishida

Director

________________________________

Name:  Nobuhiko Ito

Director

________________________________

Name:  Carlos Aquino

Director

/s/ Donald J. Puglisi

Name:

Donald J. Puglisi

Authorized U.S. Representative

INDEX TO EXHIBITS

Exhibit

Number

Exhibit

     1

Form of Deposit Agreement dated as of August 1, 2002,

as amended and restated as of ________________, 2008,

among NIS Group Co., Ltd., The Bank of New York Mellon

as Depositary, and all Owners and Beneficial Owners from

time to time of American Depositary Receipts issued thereunder.

   2

Previously filed.

4

Previously filed.

5

Certification under Rule 466.